OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

MacDermid, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
554273 10 2
(CUSIP Number)
Geraldine A. Sinatra, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	554273 10 2	Page	2	of	8

1	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Daniel H. Leever S.S.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,824,516

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,824,516

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,824,516

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Excludes 5,463 shares owned by Mr. Leever’s wife, as to which Mr. Leever disclaims beneficial ownership.

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

SCHEDULE 13D AMENDMENT NO. 2
MacDermid, Incorporated
          This Amendment No. 2 is being filed to amend Schedule 13D, as amended, filed by Daniel H. Leever (the “Reporting Person”) with the Securities Exchange Commission on September 5, 2006.
               Item 1. Security and Issuer
          This Amendment No. 2 relates to the Common Stock of MacDermid, Incorporated (the “Issuer”). The principal executive offices of the Issuer are located at 1401 Blake Street, Denver, CO 80202.
               Item 2. Identity and Background
(a) Name of the Reporting Person: Daniel H. Leever.
(b) Business Address of the Reporting Person: 1401 Blake Street, Denver, CO 80202.
(c) Principal Occupation of the Reporting Person: Chairman and Chief Executive Officer of MacDermid, Incorporated, 1401 Blake Street, Denver, CO 80202.
(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) during the past five years.
(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years.
(f) Citizenship of the Reporting Person: United States of America.
               Item 3. Source and Amount of Funds and Other Consideration
     The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of December 15, 2006, among Matrix Acquisition Corp., a Connecticut corporation (“Merger Sub”), MDI Holdings, LLC, a Delaware limited liability company (“Parent”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $1.3 billion.
     In separate Sponsor Equity Commitment Letters, dated December 15, 2006 (the “Sponsor Equity Commitment Letters”), each of Court Square Capital Partners II, L.P. and Weston Presidio V, L.P. (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of $346 million in cash to Parent in exchange for preferred and common units of Parent (the “Parent Equity Interests”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds and Other Consideration
Item 4. Purpose of Transaction
Item 5. Interests in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer
Item 7. Material to be Filed as Exhibits
Signature
Court Square Capital Partners II, L.P. Equity Commitment Letter
Weston Presidio V, L.P., Equity Commitment Letter
Rollover Equity Commitment Letter
Debt Commitment Letter
Court Square Capital Partners II, L.P., Limited Guarantee
Weston Presidio V, L.P., Limited Guarantee
Press Release, Dated December 15, 2006
Agreement and Plan of Merger
Voting Agreement

reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibit 7c and Exhibit 7d and incorporated by reference in their entirety into this Item 3.
     In addition, the Reporting Person entered into a Rollover Equity Commitment Letter, dated as of December 15, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which the Reporting Person agreed, subject to certain conditions, to contribute to Parent up to approximately 457,553 shares of Issuer Common Stock (the “Rollover Shares”) and proceeds received in connection with the completion of the transactions contemplated by the Merger Agreement with respect to the disposition of restricted stock and options with an aggregate value of $3,985,645 in exchange for Parent Equity Interests. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7e and incorporated by reference in its entirety into this Item 3.
     In addition, Parent entered into a Debt Commitment Letter with Credit Suisse Securities (USA) LLC) (the “Lender”), dated as of December 15, 2006 (the “Debt Commitment Letter”), pursuant to which the Lender committed to provide to Parent, subject to certain conditions, up to $1.025 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7f and incorporated by reference in its entirety into this Item 3.
     Finally, in separate Limited Guarantees, each dated as of December 15, 2006 (the “Limited Guarantees”), each of the Sponsors unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement, in each case subject to a cap of $33 million plus certain expenses. This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantees, which are attached hereto as Exhibits 7g and Exhibit 7h and incorporated by reference in their entirety into this Item 3.
          Item 4. Purpose of Transaction.
     On December 15, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares) would be converted into the right to receive $35.00 per share in cash. The Press Release is attached hereto as Exhibit 7i and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7j and incorporated by reference in its entirety into this Item 4.
     In connection with the Transactions, the Reporting Person entered into a Voting Agreement with Parent, dated as of December 15, 2006 (the “Voting Agreement”), pursuant to which the Reporting Person agreed, subject to certain conditions, to vote his Issuer Common

Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its shareholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7k and incorporated by reference in its entirety into this Item 4.
     The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares). If the Transactions are consummated, Issuer Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, the Reporting Person, and certain members of the Issuer’s management who are entitled to participate in the Transactions.
               Item 5. Interests in Securities of the Issuer.
(a)	Aggregate number of shares beneficially owned: 1,824,516 Percentage of class: 5.91%.
     The percentage of class reported above is based on 30,861,165 shares of Issuer Common Stock outstanding at November 3, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006.
(b)	Number of shares beneficially owned with: Sole voting power: 1,824,516 Sole dispositive power: 1,824,516
(c) Within the last 60 days, two transactions were effected which affected the amount of shares deemed to be beneficially owned by Mr. Leever. On November 6, 2006, Mr. Leever disposed of 65,759 shares of Issuer Common Stock for a price of $32.83 per share in connection with the payment of withholding taxes for 180,000 restricted shares of Issuer Common Stock that became free of restriction. On December 13, 2006, 7,400 shares of Issuer Common Stock were distributed from trust, of which Mr. Leever is trustee, to the Leever Foundation, a charitable foundation.
(d) No persons, other than those disclosed above, have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of beneficially owned securities.
(e) Not applicable.
               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer.
          The information set forth in or incorporated by reference into Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

               Item 7. Material to be Filed as Exhibits.
7a. Stock Purchase Agreement between MacDermid, Incorporated and Harold Leever dated April 7, 1988 (incorporated by reference to Exhibit 7a of Schedule 13D originally filed by Daniel H. Leever with the Securities Exchange Commission on January 29, 1997).
7b. Offer Letter from Daniel H. Leever to MacDermid, Incorporated, dated August 31, 2006 (incorporated by reference to Exhibit 7b of Schedule 13D, as amended, filed by Daniel H. Leever with the Securities Exchange Commission on September 5, 2006).
7c. Court Square Capital Partners II, L.P., Equity Commitment Letter, dated December 15, 2006.
7d. Weston Presidio V, L.P., Equity Commitment Letter, dated December 15, 2006.
7e. Rollover Equity Commitment Letter, dated December 15, 2006.
7f. Debt Commitment Letter, dated December 15, 2006.
7g. Court Square Capital Partners II, L.P., Limited Guarantee, dated December 15, 2006.
7h. Weston Presidio V, L.P., Limited Guarantee, dated December 15, 2006.
7i. Press Release, dated December 15, 2006.
7j. Agreement and Plan of Merger, among MDI Holdings, LLC, Matrix Acquisition Corp. and MacDermid, Incorporated, dated December 15, 2006.
7k. Voting Agreement, by and between Daniel H. Leever and MDI Holdings, LLC, dated December 15, 2006.

               Signature
               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
               Dated: December 19, 2006

DANIEL H. LEEVER

/s/ Daniel H. Leever